RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

October 27, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	RRsat Global Communications Network Ltd.
Registration Statement on Form F-1
File No. 333-137930

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the RRSat Global Communications Network Ltd. Registration Statement on Form F-1 (File No. 333-137930) to 4:30 p.m. Eastern Standard Time on October 31, 2006, or as soon thereafter as practicable.

We hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve RRSat Global Communications Network Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  RRSat Global Communications Network Ltd. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RRSat Global Communications Network Ltd.

By:	/s/ Gilad Ramot
Name: Gilad Ramot
Title: Chairman of the Board